UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              SCHEDULE13G


              Under the Securities Exchange Act of 1934


                            JMP GROUP LLC
---------------------------------------------------------------------

                           (Name of Issuer)

         Shares representing limited liability company interests
                           in JMP Group LLC
---------------------------------------------------------------------

                    (Title of Class of Securities)

                              46629U107
                          -----------------
                            (CUSIP Number)


                          February 27, 2020
---------------------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / / Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)

CUSIP No. 46629U107
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Capital Inc.
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) / /
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power          975,582
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power        975,582
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power     975,582
                       ----------------------------------------------
                          8.Shared Dispositive Power    975,582

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        975,582
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        5.00%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        CO

Cusip No. 46629U107           JMP GROUP LLC

---------------------------------------------------------------------

Item 1. Name and Address of Issuer.

(a) This statement relates to the shares representing limited liability company interests in JMP Group LLC ("Issuer").

(b)   Issuer's address: 600 Montgomery Street, Suite 1100,
      San Francisco, California 94111


Item 2. Filers


(a)   This statement is filed by Wedbush Capital Inc.

(b)   Business address of the above filer is as follows:
      P.O. Box 30014, Los Angeles, CA 90030-0014

(c)   Wedbush Capital Inc. is a California corporation.

(d)   Shares representing limited liability company interests in JMP Group LLC

(e)   46629U107


Item 3. Classification of Filers

(a) - (j)   Not applicable


Item 4. Ownership

(a)   Wedbush Capital Inc. has sole ownership of 975,582 shares of the Issuer.

(b)   Of the shares outstanding, Wedbush Capital Inc. owns approximately 5.00%.

(c)   Number of shares as to which the filer has:

      (i) Sole power to vote: Wedbush Capital Inc. has sole power to vote on 975,582 sole shares.

      (ii)  Shared power to vote: Wedbush Capital Inc. has 975,582 shares.

      (iii) Sole power to dispose: Wedbush Capital Inc. has sole power to dispose on 975,582 shares.

      (iv)  Shared power to dispose; Wedbush Capital Inc. has 975,582 shares.


Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.


Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.


Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.


Item 8. Identification and Classification of Members of a Group.

        Not applicable.


Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Wedbush Capital Inc.


03/09/2020
---------------------------
Date

ERIC D. WEDBUSH
------------------
/s/ Eric D. Wedbush
---------------------------
Signature


Eric D. Wedbush, President and CEO
---------------------------
Name/Title